SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 1)

3PAR INC.

(Name of Subject Company)

3PAR INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88580F109

(CUSIP Number of Class of Securities)

Alastair A. Short

Vice President and General Counsel

3PAR Inc.

4209 Technology Drive

Fremont, California 94538

(510) 413-5999

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Robert F. Kornegay, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on September 7, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by 3PAR Inc., a Delaware corporation (the “Company”), relating to the tender offer by Rio Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation (“Parent” or “HP”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and HP with the SEC on August 27, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 27, 2010, as amended by Amendment No. 2 thereto filed with the SEC on September 2, 2010 and as amended by Amendment No. 3 thereto filed with the SEC on September 7, 2010, and pursuant to which Purchaser is offering to purchase all outstanding shares of the common stock, $0.001 par value per share, of 3PAR (the “Shares”) at a price of $33.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Second Amended and Restated Offer to Purchase dated September 7, 2010 (the “HP Offer to Purchase”), and the related Second Amended and Restated Letter of Transmittal dated September 7, 2010 (the “Letter of Transmittal” which, together with the HP Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “HP Offer”). The HP Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1)(Q) and (a)(1)(R) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

The first and second paragraphs of the subsection captioned “Antitrust” under Item 8 of the Schedule 14D-9 are hereby amended and restated as follows:

Antitrust. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the HP Offer and the HP Merger. HP and 3PAR filed Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the HP Offer and the HP Merger on August 30, 2010 and September 2, 2010, respectively. At 11:59 p.m. on September 14, 2010, the mandatory waiting period under the HSR Act applicable to the HP Offer expired (the “Waiting Period Expiration Date”).

Accordingly, the condition to the HP Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The HP Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50 percent of the outstanding Shares at the time of the HP Merger or if the HP Merger occurs within one year after the Waiting Period Expiration Date.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

3PAR INC.

By:	/s/ DAVID C. SCOTT
David C. Scott
President and Chief Executive Officer

Dated: September 15, 2010